[BANK OF HAWAII CORPORATION LETTERHEAD]

August 22, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Paul Cline

	Re:	Bank of Hawaii Corporation (“BOHC”)
Form 10-K for fiscal year ended December 31, 2005
Filed February 28, 2006
File No. 001-06887

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 9, 2006 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing.  For your convenience, we have repeated the numbered comments from the Comment Letter, and the responses are provided below for each comment.

Revise to discuss in more detail how a $1.2 million recovery in the second quarter of 2004 resulted in a $3.5 million return to income from the allowance for loan and lease losses (ALLL) and why it should not have been recognized in an earlier period.

The following table presents a reconciliation of the ALLL for the second quarter of 2004 (dollars in millions):

ALLL at beginning of quarter		$127.2
(Loans charged-off)	(8.8)
Recoveries on loans previously charged-off	10.0
Net (charge-offs)/recoveries		1.2
Provision for loan and lease losses/(return to income)		(3.5)
ALLL at end of quarter		$124.9

As indicated above, gross loan charge-offs totaled $8.8 million and recoveries totaled $10.0 million, resulting in a net recovery position of $1.2 million.  Included in the recovery amount was a $6 million recovery related to a borrower in Asia whose loan had been fully charged-off by the first quarter of 2001 due to a bankruptcy.  In the second quarter of 2004, Bank of Hawaii (“BOH”) received cash of $6 million in exchange for releasing a claim against the collateral for the loan.  It is the policy of BOH to recognize a recovery on a charged-off loan upon receipt of consideration; therefore the recovery was appropriately recognized in the second quarter of 2004.

The ALLL level at the beginning of the quarter was $127.2 million, and, absent a return to income, the ALLL would have increased by $1.2 million to $128.4 million due to the net recovery position.  The evaluation of the ALLL at the end of the second quarter resulted in an estimated ALLL of $124.9 million.  After giving effect to the $1.2 million net recovery, a $3.5 million return to income from the ALLL was necessary to bring the ALLL to the level determined by the quarterly evaluation and it therefore was properly recorded.  It was the philosophy of BOH to be directionally consistent between changes in the level of the ALLL and changes in asset quality.  As discussed in further detail in our letter of July 27, 2006, an increase in the ALLL in the second quarter of 2004 would have been inconsistent with the improving asset quality and favorable economic conditions reflected in the quarterly evaluation.  Had the $6 million recovery not been received in the quarter, no return to income would have been necessary in that quarter.

Revise to disclose in more detail why Ernst and Young advised the company to consider enhancements to the company’s documentation and methodology for ALLL.  Specifically describe the evaluation management performed, including how it differed from prior ALLL reviews, and how it resulted in a $6.5 million return to income from the ALLL.  Also, discuss why the return to income should not have been recognized in an earlier period.

In the fourth quarter of 2004, Ernst & Young advised BOH that the Public Company Accounting Oversight Board was performing reviews of the audit work papers of major accounting firms. Those reviews included a focus on  the ALLL. Ernst & Young also advised BOH of interpretations regarding the ALLL that required a more narrow scope of the general component of the ALLL than previously had been the case.  Ernst & Young therefore suggested, based on its understanding of the interpretations, that BOH enhance its documentation and methodology and consider reducing the amount of the general component of its ALLL in the fourth quarter of 2004.

The ALLL was composed of a general component and a specific component.  The specific component included estimated losses based on analyses of specific credits and historical loss experience of various loan pools that were grouped based on similar risk characteristics, supplemented when necessary by additional reserves based upon trends, conditions, and other specific relevant environmental and economic factors.  The general component included some elements based on relevant observable data that related to specific loans and portfolios and some unallocated components including a measure of imprecision relative to quantitative and judgmental estimates.   Beginning in the fourth quarter of 2004 and consistent with Ernst & Young’s suggestions, enhanced documentation was developed to support the fact-based considerations that were included in the specific component of the ALLL, and the general component of the ALLL was reduced.

After performing the fourth quarter analysis of the ALLL and taking into consideration continued improvement in asset quality and favorable economic conditions, the appropriate level of the ALLL was estimated at $106.8 million, which resulted in a return to income from the ALLL of $6.5 million for the quarter.  It was not appropriate to allocate this return to income to other quarters, as each of the prior quarter evaluations of the ALLL indicated that the level of the ALLL was appropriate based on prevailing conditions.  Further, the economic and portfolio factors being considered were specific to the fourth quarter of 2004.

Ernst & Young reviewed the analysis and documentation and agreed that the $6.5 million return to income from the ALLL in the fourth quarter was appropriate and consistent with the interpretations.  Ernst & Young did not indicate that the interpretations were to be retroactively applied.  BOH also discussed this matter with its regulators who did not object to the return to income from the ALLL in the fourth quarter.

The following table presents a reconciliation of the ALLL for the fourth quarter of 2004 (dollars in millions):

ALLL at beginning of quarter		$124.7
(Loans charged-off)	(6.7)
Recoveries on loans previously charged-off	2.1
Net (charge-offs)/recoveries		(4.6)
Reclassification to Reserve for Unfunded Commitments(1)		(6.8)
Provision for loan and lease losses/(return to income)		(6.5)
ALLL at end of quarter		$106.8

Please tell us the steps you performed in order to support the valuation of your aircraft lease as of December 31, 2004, which resulted in a $13 million charge-off in the third quarter of 2005.  In your response, please provide us the following information:

Explanatory note:  The recorded asset value of a leveraged lease consists of three elements:  the net present value of expected future rent payments and the residual value of the underlying leased asset, reduced by the non-recourse debt that is collateralized by the asset.  At both December 31, 2004 and June 30, 2005, the non-recourse debt associated with this lease exceeded the residual value of the aircraft, effectively resulting in a zero net residual value of the aircraft.  The lessee

(1)  As reflected in the table, during the fourth quarter of 2004, $6.8 million was reclassified from the ALLL to a reserve for unfunded commitments as suggested by the AcSEC Statement of Position (SOP 01-06).  This reclassification did not have an impact on the overall credit loss reserve or on the return to income from the ALLL in the fourth quarter.  Following this reclassification, the total credit loss reserve was now composed of the ALLL and this reserve for unfunded commitments.

remained current in the rent payments until its bankruptcy filing in the third quarter of 2005.  However, the lease was fully reserved in the ALLL prior to December 31, 2004 due to the lessee’s financial condition and the zero net residual value of the aircraft.

The aircraft lease charged-off in the third quarter of 2005 was an approximate $9.8 million charge against the ALLL and contributed to total net charge-offs of $13 million in the quarter.  The aircraft lease was fully reserved and did not directly contribute to the $3 million provision for loan losses in the quarter.  After giving effect to net charge-offs and the provision in the quarter, the level of the ALLL was reduced by $10 million from the prior quarter end to give effect to management’s judgment of the estimated reserve level resulting from the quarterly evaluation and reflecting stable asset quality and economic conditions.

•                  The events which occurred between December 31, 2004 and September 30, 2005, to support the timing of the charge in the third quarter of 2005;

On September 14, 2005, the lessee of one of BOH’s aircraft leveraged leases filed for Chapter 11 bankruptcy protection.  Prior to the third quarter, the lease was a performing asset and no events occurred during the period from December 31, 2004 to September 13, 2005 to support a charge-off of its value.  Although a performing asset, the lease was fully reserved in the ALLL prior to December 31, 200 for the reasons described in the explanatory note above.

•                  How you estimated the residual value of the aircrafts underlying the lease arrangements and how often this assessment was performed;

Residual value estimates were obtained on a semi-annual basis from a leading independent aerospace consulting and valuation company.

•                  If no appraisal was obtained to support the valuation of the aircrafts, please tell us how you determined a valuation to be unnecessary;

Please see answer above.

•                  The status of the lessee as of December 31, 2004, and as of the end of the first and second quarters of 2005; and,

Until its bankruptcy filing in September 2005, the lessee was current in its semi-annual lease payments.  No subsequent payments have been received from the lessee.

•                  Specifically how you considered the lessee’s credit ratings, lease payment history, including quantification of the allowance that had been recognized in prior periods related to this lease arrangement.

Payments on the lease were current at the time the lessee filed for bankruptcy protection.   As noted above, the residual value of the aircraft was less than the amount of non-recourse debt secured by the aircraft.  BOH closely monitors the economics of the airline industry and since the terrorist attacks of the September 11, 2001 through 2005, the airline industry was in economic distress.  During this period, bankruptcy had been a frequently used tool to restructure airline cost structures.  After considering the lessee’s financial condition and prospects, as well as the zero net residual value of the aircraft, BOH fully reserved in the ALLL the value of the lease prior to December 31, 2004.

*  *  *  *

BOHC believes the information included herein addresses the Staff’s comments.  In addition, BOHC acknowledges that:

•                  BOHC is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  BOHC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of BOHC’s responses, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Richard C. Keene

Richard C. Keene
Chief Financial Officer